UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under The Securities Exchange Act of 1934

(Amendment No. _____)1

     Dollar Financial Corp.

(Name of Issuer)

     Common Stock, $.001 par value

(Title of Class of Securities)

        256664103

(CUSIP Number)

     December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

_________________________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256664103	SCHEDULE 13G
1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald Gayhardt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 932,763

	6	SHARED VOTING POWER -0-

	7	SOLE DISPOSITIVE POWER 932,763

	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 932,763

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a)	Name of Issuer: Dollar Financial Corp.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 1436 Lancaster Avenue Berwyn, PA 19312
Item 2 (a)	Name of Persons Filing: Donald Gayhardt
Item 2(b)	Address of Principal Business Office or Residence: c/o Dollar Financial Corp. 1436 Lancaster Avenue Berwyn, PA 19312
Item 2(c)	Citizenship: United States of America
Item 2(d)	Title of Class of Securities: Common Stock, $.001 par value per share
Item 2(e)	CUSIP Number: 256664103
Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4

Ownership.

(a)         Amount beneficially owned: 932,763

(b)         Percent of class: 4.9%[1]

(c)         Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote: 932,763

(ii)  Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or to direct the disposition of: 932,763

(iv) Shared power to dispose or to direct the disposition of: -0-

[1] Calculated on the basis of 18,116,602 shares of common stock outstanding as of the date of this statement.

Item 5

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

As of December 31, 2005, the reporting person held 5.0% of the outstanding common stock of the issuer; however, after such date the reporting person disposed of shares and now holds the number of shares and the percentage reported herein.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8	Identification and Classification of Members of the Group. Not applicable.
Item 9	Notice of Dissolution of Group. Not applicable.
Item 10	Certification. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006	William Athas, Attorney-in-Fact for Donald Gayhardt